April 24, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Andi Carpenter and Anne McConnell
100 F Street N.E.
Washington, D.C. 20549

Re:     Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2024
Form 10-Q for the Quarterly Period Ended December 31, 2024
Form 8-K Filed on November 13, 2024
CORRESP filed March 5, 2025

File No. 001-33794

Dear Ladies and Gentleman:

This letter sets forth the responses of Hillenbrand, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 4, 2025, and received by the Company on April 4, 2025, based on the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, (the “2024 Form 10-K”), which was filed November 19, 2024, Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, which was filed on February 5, 2025, Earnings Release on Form 8-K filed on November 13, 2024, and Correspondence filed on March 5, 2025. The Company’s response set forth below corresponds to the comment as numbered in the Staff’s letter.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 53

3.We note your response to prior comment 3. As requested, please revise future filings to separately present the expense line item required by Items 5-03(b)(4) of Regulation S-X or clarify why disclosure is not required.

Response:

The Company respectfully acknowledges the Staff’s comment. Item 5-03(b)(4) requires a selling, general and administrative expenses line item on the Statement of Operations. Historically, this caption was presented as operating expenses. The Company will revise future filings to rename operating expenses to selling, general and administrative expenses on the Consolidated Statement of Operations.

If you have any questions or require any additional information regarding this matter, please contact me at (812) 593-7017 or investors@hillenbrand.com.

Sincerely,

Robert M. VanHimbergen
Senior Vice President and Chief Financial Officer